[Letterhead of Wyrick Robbins Yates & Ponton LLP]

JEFFREY M. SMITH

jsmith@wyrick.com

July 21, 2006

VIA EDGAR DELIVERY

Division of Corporation Finance

U.S. Securities and Exchange Commission

450 Fifth Street N.W., Mail Stop 3-9

Washington, DC 20549-0306

Attn: James Peklenk, Staff Accountant

Re:	Salix Pharmaceuticals, Ltd.

Form 10-K for the fiscal year ended December 31, 2005

Form 10-Q for the period ended March 31, 2006

File No. 000-23265

Dear Mr. Peklenk:

We write this letter on behalf of our client Salix Pharmaceuticals, Ltd. On July 13, 2006, the Staff sent a letter to Salix containing comments to the above referenced filings. Salix has met with its legal and accounting advisors and is in the process of addressing these comments. The comment letter requested that Salix respond within 10 business days or advise you when Salix would provide a response. Please be advised that Salix anticipates sending a response to the Staff the week of August 7, 2006.

Sincerely,

/s/ Jeffrey M. Smith
Jeffrey M. Smith

cc:	Adam C. Derbyshire

Stephen D. Celestini, Esq.